EXHIBIT 3.109
ARTICLES OF ASSOCIATION

Name and registered office
Article 1.
1.	The company is named: EVERGREEN PACKAGING INTERNATIONAL B.V., and has its registered office in Amsterdam.

2.	The company can have offices and branches elsewhere, both in this country and in other countries.
Objects

Article 2.
The objects of the company are:
a.	whether or not jointly with others the acquisition and disposal of investments or other interests in legal persons, companies and enterprises as well as combinations with these;

b.	serving as director, partner and/or adviser of other legal persons, companies and enterprises;

c.	the taking up and/or causing to take up and the making and/or cause to make cash loans and/or credits, to bind as (joint and several) debtor or as surety for and other financial interests in other legal persons, companies and enterprises, as well as the provision of securities such as guarantees and mortgages for the debts of third parties;

d.	the investment of funds in assets understood in the broadest sense;

e.	the renting, letting, construction, operating, managing, and encumbering as well as trading in real property and property subject to registration;

f.	the acquisition and/or exploitation of intellectual and/or industrial property rights, the acquisition and exploitation of (sub) licences, patents, processes and/or permits;

g.	the taking on of standing right obligations, the taking on of pension and annuity obligations and the collaboration in their execution, as well as the investment in their covering assets, all in the broadest sense of the word;

h.	the execution of all other transactions of a commercial, industrial and financial nature;

i.	the execution of everything related or beneficial to the foregoing.

Capital and shares.
Article 3.
1.	The company’s authorized capital amounts to NINETY-THREE THOUSAND EURO (EUR 93,000.00) and is divided into nine hundred thirty (930) shares, each with a nominal value of one hundred euro (EUR 100.00).

2.	The shares are registered by name and are numbered sequentially starting with 1.

3.	No share certificates will be issued.

4.	The company may issues loans for the purpose of taking up or acquiring shares in his capital up to the amount of its distributable reserves. A decision by the board of directors to issue a loan within the meaning of the previous sentence requires the approval of the general meeting of shareholders, referred to hereafter as: the general meeting.

The company retains a non-distributable reserve up to the amount of the loans referred to in this paragraph.
Issue of shares.

Article 4.
1.	The general meeting decides on the issue of shares; the general meeting establishes the share price and the further conditions of issue.

2.	Shares are never issued at less than par.

3.	Shares are issued through a notarial deed with due regard for the provisions of Section 2:196 of the Civil Code.

4.	No shareholder has pre-emptive rights upon the issuance of shares as well as the extension of rights to take up shares.

5.	The company is not authorized to cooperate in the issuance of depositary receipts for shares.
Payment on shares.

Article 5.
1.	Shares are issued only against payment in full.

2.	Payment must be made in cash to the extent that some other contribution is not agreed.

3.	Payment may be made in foreign currency if the company so agrees.
Acquisition and disposal of shares held by company in its own capital.

Article 6.
1.	With the authority of the general meeting, the board of directors can acquire such a number of fully-paid shares in its own capital for valuable consideration that the nominal amount of the shares in its own capital to be acquired and already held by the company and its subsidiaries jointly is not more than one half of the subscribed capital and without prejudice to the provisions of the law thereunto.

2.	Article 4 paragraph 1 also applies to the disposal by the company of shares it acquired in its own capital. A decision to dispose of such shares requires the approval referred to in Section 2:195 paragraph 3 of the Civil Code.
Shareholder register.

Article 7.
1. The board of directors maintains a shareholder register in accordance with the requirements of the law.

2.	The board of directors makes this register available in the offices of the company for the inspection by shareholders.
Notification of meetings and announcements.

Article 8.
1.	The notification of shareholders about meetings will be made by letter, registered or not, sent to the addresses stated in the shareholder register. Notices to shareholders may, in stead of by letter, also be made by electronic means of communication, provided that the shareholders consent to that and they have provided the management board with their e-mail address.

2.	Announcements to the board of directors are made by letter, registered or not, sent the office of the company or to the addresses of all directors.
Transfer of shares.

Article 9.
Shares are delivered through a notarial deed with due regard for the provisions of Section 2:196 of the Civil Code.
Transfer restrictions.

Article 10.
1.	The transfer of shares in the company, not including the disposal by the company of shares acquired in its own capital, may be made solely subject to the provisions in paragraphs 2 through 7 of this article.

2.	A shareholder that wishes to transfer one of more shares must have the approval of the general meeting to do so.

3.	Transfer must be completed within three months after approval is given or is deemed to be granted.

4.	Approval is deemed to be granted if the general meeting does not, simultaneously with the denial of approval, provide the applicant with one or more respondents prepared to purchase the shares subject to approval in cash for the price determined in the manner described in paragraph 5; the company may be presented as a respondent only with the applicant’s approval.

Approval is also deemed to be granted if the general meeting has not passed a resolution within six weeks after the application for approval.

5.	The applicant and the respondents he finds acceptable will determine the price pursuant to paragraph 4 through mutual consultation.

In the absence of agreement, the price is determined by an independent expert appointed by the board of directors and by the applicant in mutual consultation.

6.	If the board of directors and the applicant cannot agree on the appointment of the independent expert, the appointment will be made by the President of the Chamber of Commerce and Industry in the territory of which the company has its registered office.

7.	As soon as the independent expert determines the price for the shares, the applicant has one month after the price is determined to decide whether it will transfer the shares to the indicated respondent.

Board of Directors.

Article 11.
1.	The company is managed by a board of directors comprising one or more directors A and one or more directors B, under the supervision of a Supervisory Board as soon as this is formed. If these articles of association mention director or directors, this shall include each director A en each director B respectively all directors A and all directors B. The general meeting determines the number of directors.

A legal person can be appointed director.

2.	Directors are appointed by the general meeting. The general meeting can dismiss directors at any time while both the Supervisory Board as well as the general meeting is authorized to suspend a director.

3.	The general meeting fixes the directors’ terms of employment.

4.	In the case that one or more directors A are unable to act or absent, the remaining directors or the sole remaining director is temporarily charged with management of the company, provided that at least one director A is not unable to act or absent. In the case that one or more directors B are unable to act or absent, the remaining directors or the sole remaining director is temporarily charged with management of the company, provided that there is at least one director A in function.

In the case that all directors A are or the sole director A is unable to act or absent, the person appointed by the general meeting, casu quo, to be appointed by the general meeting, is temporarily charged with management of the company.

In case of absence, the person referred to in the previous sentence will take all necessary measures as quickly as possible to provide for a final arrangement.

5.	The Supervisory Board confirms the appointment of directors.
Decision-making by the board of directors

Article 12.
1.	The board of directors can, with due regard for these articles of incorporation, set up a regulation by which internal matters are settled. The directors furthermore can distribute their tasks among themselves, by regulation or not.

2.	The board of directors meets as frequently as any one director desires. They reach decisions by absolute majority of votes cast.

The general meeting decides tie votes.

3.	The board of directors can also take decisions outside a meeting, provided this is done in writing, by telegraph, by telex or by fax and all directors are in favour of the proposal in question.

4.	The board of directors will conduct itself in accordance with directions provided by the general meeting and/or Supervisory Board concerning the general lines of the financial, social, economic, and personnel policy to be followed.

5.	The board of directors requires the approval of the general meeting or of the Supervisory Board for clarity in a resolution to that effect of the general meeting or the resolutions of the Supervisory Board.

Representation. Holders of a power of attorney.

Article 13.
1.	The board of directors is authorized to represent the company. Each director A, as well as each director B acting jointly with a director A is also authorised to represent the company.

2.	If a director concludes an agreement with the company in his private capacity or brings any action in his private capacity against the company, the company can be represented in this matter by one of the (other) directors A, unless the general meeting appoints a person for that purpose or the law provides for such an appointment in some other manner. Such a person can also be the director in respect of whom the conflict of interest exists. If a director has an interest that is in conflict with that of the company in some manner other than as described in this paragraph, he as well as other directors is authorized to represent the company.

3.	The board of directors can grant one or more persons, whether or not employed by the company, with a power of attorney or other form of continuing representational authority. The board of directors can grant to such persons within the meaning of the previous sentence, as well as to others persons provided the company employs them, any such title of their choosing.
General meetings.

Article 14.
1.	The annual general meeting is held within six months after the close of the financial year.

2.	The agenda for this meeting will include in any case the adoption of the annual accounts, the determination of the distribution of profits and granting discharge to the directors for their management during the previous financial year and to members of the Supervisory Board — to the extent that a Supervisory Board is formed — for their supervision of the board of directors, unless the term for preparing the annual accounts has been extended. The person referred to in Article 11 paragraph 4 is appointed in the general meeting and then other matters placed on the agenda are handled in accordance with paragraphs 5 and 6 of this article.

3.	A general meeting is called whenever the board of directors, a shareholder, or the Supervisory Board wishes.

4.	The general meeting is held in the municipality in which the company has its registered office.

In any general meeting held elsewhere, valid decisions can be taken only if the entire subscribed capital is represented.

5.	Shareholders are notified of the general meeting by the board of directors, by a director, a shareholder, or by the Supervisory Board. The items to be handled are stated with the notification of the meeting.

6.	The notification of a meeting will take place no later than on the fifteenth day prior to that meeting.

Should the notification period be shorter or if notification was not given, no legal decisions can be taken unless the resolution is adopted by general vote in a meeting at which the whole of the subscribe capital is represented.

Subjects that are not in the letter of notification or in a supplement to the letter of notification within the set period for notification, the provisions in the previous sentence are accordingly applicable.
7.	The general meeting appoints its own chairman. The chairman appoints the secretary.

8.	Minutes are kept of the business transacted in the meeting.
Shareholders voting right

Article 15.
1.	Each share gives the right to cast one vote. The voting right associated with these shares can be granted to their usufructuaries and pledgees.

2.	Shareholders may be represented at a meeting through a written proxy. The written requirement is met if the proxy is established electronically. In writing is understood to include a proxy that is recorded by electronic means of communication.

3.	Decisions are taken by absolute majority of votes cast.

4.	Shareholders can take all decisions taken in a meeting outside a meeting as well provided that (i) the directors and, if applicable, the members of the supervisory board are given the opportunity to provide advice about the proposal and (ii) if there are no persons who have the rights of holders of share certificates issued in name with the company’s cooperation. Such a resolution shall only be valid if all shareholders entitled to vote have cast their votes in writing, by facsimile or by electronic means of communication in favour of the proposal concerned.

Those who have taken a decision outside a meeting will report the decision taken immediately to the board of directors.
Financial year. Annual accounts.

Article 16.
1.	The company’s financial year shall coincide with the calendar year.

2.	Each year the board of directors prepares annual accounts within five months after the close of each financial year — unless an extension of no more than six months be voted by the general meeting on the ground of special circumstances — and submits it for the examination of shareholders in the company’s office.

The annual account is accompanied by the accountant’s certification of the annual report pursuant to Article 17, if the assignment there referred to has been made, unless Section 2:403 of the Civil Code applies to the company, and of the other information pursuant to Section 2:392 paragraph 1 of the Civil Code to the extent that the provisions in that paragraph apply to the company.

All directors sign the annual accounts.

If the signature of one or more is missing, that will be reported along with the reasons.
Accountant.

Article 17.
The company can commission an accountant pursuant to Section 2:393 of the Civil Code to examine the annual accounts prepared by the board of directors in accordance with the provision in paragraph 3 of that article, with the understanding that the company must do so if the law so requires.

If the law does not demand that the commission referred to in the previous sentence be given, the company can also commission some other expert to examine the prepared annual accounts; such an expert will hereafter be deemed an accountant.

The general meeting is authorized to extend this commission. Should it not do so, the board of directors is then so authorized.

The commission given the accountant can be withdrawn at any time by the general meeting or by the board of directors if it has given the commission.

The accountant will report on his examination to the board of directors and presents the results of his investigation in a certification.
Profit and loss.

Article 18.
1.	Distribution of profits under the provisions of this article is made after adoption of the annual account from which it appears that this is permissible.

2.	Profits are freely at the disposal of the general meeting.

3.	The company can pay out profits susceptible to payment to the shareholders and others entitled to such payment only to the extent that its shareholder’s equity is greater than the amount of the subscribed capital increased by the reserves that must be retained under the law.

4.	Any shortfall may be settled by the reserves prescribed by law only to the extent permitted by law.

5.	The shares held by the company in its own capital do not count in the calculation of an amount for distribution on shares.
Distribution from profits.

Article 19.
1.	Dividends are payable four weeks after their declaration unless the general meeting adopts another date at the suggestion of the board of directors.

2.	The general meeting can decide that dividends will be distributed wholly or partly in some form other than cash.

3.	Without prejudice to the provision in Article 18 paragraph 3, the general meeting can decide to distribute all or part of the reserves.

4.	Without prejudice to the provision in Article 18 paragraph 3, the general meeting may decide at the board of director’s proposal to pay an interim dividend from the profits of the current financial year.
Liquidation.

Article 20.
1.	If the company is dissolved pursuant to a resolution of the genera meeting, the board of directors will liquidate the company unless and to the extent that the general meeting does not otherwise determine.

2.	Once the legal person has ceased to exist, the books and documents of the company will be retained for ten years by the one so appointed by the liquidators.

Supervisory Board.

Article 21.
1.	There is a Supervisory Board as soon as the general meeting has resolved in favour of its formation and this resolution, as well as the appointment of one of more members of the supervisory board is published in the Commercial Register.

2.	Anyone who has attained the age of seventy-two years cannot be appointed to the supervisory board. A member of the supervisory board steps down no later than the day on which the annual general meeting is held in the financial year in which the member has attained the age of seventy-two years.

3.	The Supervisory Board has as its task the supervision of the policy of the board of directors and of the general course of business of the company and of the enterprises associated with it.

It provides the board of directors with counsel. In performing its task, the members of the supervisory board focus on the interests of the company and of the enterprises associated with it.

4.	The board of directors provides the Supervisory Board with the information it needs to perform its task in a timely manner.

5.	The supervisory board can appoint an expert to examine the balance sheet and profit and loss statement and the notes prepared by the board of directors and to report on its findings to the supervisory board. The company pays its remuneration.

6.	The general meeting can grant the members of the supervisory board payment for their activities and/or a share of profits.

7.	The provisions concerning the appointment, suspension, and dismissal of the directors are equally applicable to the appointment, suspension, and dismissal of the members of the supervisory board.

8.	As long as there is no Supervisory Board, all tasks and authority assigned by these articles association to the Supervisory Board are performed by general meeting unless otherwise provided by these articles of association.